UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **November 9, 2012**

WaferGen Bio-systems, Inc.

(Exact name of registrant as specified in its charter)

Nevada	**000-53252**	**90-0416683**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7400 Paseo Padre Parkway, Fremont, CA	**94555**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code): **(510) 651-4450**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On November 9, 2012, WaferGen Bio-systems, Inc. (the "Company") issued a press release announcing that it obtained an exclusive license from Rutgers University for the patent covering a novel RNA Quality Control technology and that it intends to develop and commercialize products based on the patent's concept utilizing its high throughput qPCR SmartChip System. A copy of the press release issued by the Company is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8−K, including Exhibit 99.1, shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as we may specifically state in any such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	**Description**
99.1	Press release issued on November 9, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WaferGen Bio-systems, Inc.

Date: November 9, 2012

By: /s/ JOHN HARLAND

John Harland
Chief Financial Officer

EXHIBIT 99.1

WaferGen Bio-systems Obtains Exclusive License for RNA QC IP from Rutgers University and Establishes a Strategic Collaboration with RUCDR Infinite Biologics

RUCDR and WaferGen to Jointly Explore a Wide Range of Applications on the SmartChip qPCR Platform

FREMONT, Calif., Nov. 9, 2012 /PRNewswire/ -- WaferGen Bio-systems, Inc. (OTCBB: WGBS) announced today that it obtained an exclusive license from Rutgers University for the patent covering a novel RNA Quality Control technology, which was developed at RUCDR Infinite Biologics under the leadership of Drs. Jay A. Tischfield and Andrew I. Brooks. The company intends to develop and commercialize products based on the patent's concept utilizing WaferGen's high throughput qPCR SmartChip System. These products are expected to address substantial unmet market needs in the field of research and clinical RNA analysis.

"The accuracy and relevance of gene expression assays largely depend on the quality of the samples being analyzed. Unlike DNA, RNA is prone to rapid degradation which can lead to unreliable results that affect both research and clinical diagnostic data. Assessing the quality and integrity of RNA samples is of paramount importance prior to conducting experiments. Current QC methods use indirect measurements and lack the robustness and veracity needed to make conclusive assessments of the samples' quality. Our approach incorporates multiple tissue dependent cDNA measurements and provides a much more stringent measure of sample quality as it pertains to downstream analyses. WaferGen's high-throughput qPCR platform allows us to implement our multi-analyte solution in a rapid and cost-effective manner," stated Dr. Jay A. Tischfield, founder and CEO of RUCDR, one of the patent's inventors.

"We have successfully tested and implemented the SmartChip System in our laboratories. It outperforms comparative technologies in a number of applications, including our gene expression based RNA QC method and SNP genotyping. The key feature for us has been the platform's flexible configurations, as well as the ability to dispense assays on the spot. We are looking forward to deploying the platform in a number of future studies requiring high-throughput qPCR solutions," stated Dr. Andrew Brooks, COO of RUCDR.

Relative to competitive offerings, WaferGen believes that its SmartChip System has best-in-class flexibility, high levels of sensitivity and dynamic range without the need for pre-amplification, and a very low cost per reaction.

About Rutgers, The State University of New Jersey

Rutgers is one of the nation's leading comprehensive public research universities and the only public university in New Jersey in the Association of American Universities (AAU) – a prominent group of 61 leading research universities in North America recognized for the quality and scope of their research and educational programs. Rutgers received over $473 million in external research funding in FY2011. Located on three campuses, Rutgers has over 200+ research institutes/centers, 58,000 students, and over 13,000 faculty/staff. More than 80 start-up companies have been created based on Rutgers technologies; 70 percent of these are New Jersey-based.

About RUCDR Infinite Biologics:

As the world's largest university-based cell and DNA repository, RUCDR Infinite Biologics plays a key role in research aimed at understanding the genetic causes of common, complex diseases. Its activities enable gene discovery leading to diagnoses, treatments and, eventually, cures for these diseases. RUCDR is a comprehensive, integrated repository that assists researchers throughout the world by providing the highest quality biomaterials, technical consultation, and logistical support. As a global leader in the bioprocessing and biobanking of samples for genetic, gene and cell-based research, RUCDR converts precious biosamples into renewable biological resources, thereby extending research capabilities. RUCDR houses technologically advanced and fully automated robotics systems which facilitate innovative workflows, cutting edge analytical approaches and robust biomaterial storage processes. Services include sample bioprocessing (i.e. blood fractionation, nucleic-acid extraction, cell-line creation, etc.) and analytical services (i.e. gene expression, sequencing, and genotyping). The state-of-the-art facility maximizes the discovery process for researchers worldwide. Established in 1998, along with a Department of Genetics at Rutgers, RUCDR Infinite Biologics is located on the university's Busch Campus in Piscataway, N.J. Learn more at www.rucdr.org.

About WaferGen and the SmartChip Real-Time PCR System

WaferGen Bio-systems, Inc. is an innovative life science company that offers the SmartChip Real-Time PCR System—a next-generation genetic analysis platform for profiling and validating molecular biomarkers. It provides a range of high-throughput capabilities including microRNA and mRNA gene expression profiling as well as single nucleotide polymorphism (SNP) genotyping. For additional information, please see http://www.wafergen.com.

Forward Looking Statements

This press release contains certain "forward-looking statements." Such statements include statements relating to the expected benefits to the Company of the strategic collaboration, the exclusive license and its high-throughput open format qPCR SmartChip System, the development and commercialization of future products, the expected competitive advantages of its SmartChip System and expected benefits to the Company of these competitive advantages and other statements relating to future events are not historical facts, including statements which may be preceded by the words "will," "intends," "believes" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from the expectations contained in the forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission, including the company's Annual Report on Form 10-K for the year ended December 31, 2011. Security holders are urged to read these documents free of charge on the SEC's web site at www.sec.gov. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

WaferGen Contact:

John Harland
john.harland@wafergen.com
510-780-2395